UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): March 22, 2021

To The Stars Academy of Arts and Science Inc.

(Exact name of issuer as specified in its charter)

Delaware	82-0601064
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

315 S. Coast Hwy 101, Suite U38 Encinitas, California	92024
(Address of principal executive offices)	(Zip code)

(760) 266-5313

(Issuer’s telephone number, including area code)

Class A Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

To The Stars Academy of Arts and Science Inc. (“TTSA”) has recently taken steps to refocus its operations to scale back its initiatives in science and tech commercialization and to place a greater emphasis on the operations of its entertainment business. As a result, Dr. Harold E. Puthoff, one of TTSA’s board members, has transitioned from his role as a director to serve on the company’s scientific advisory board. TTSA is in the process of appointing a new director who will be able to contribute extensive entertainment and fundraising experience to the company’s business operations.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in City of Encinitas, State of California, on March 24, 2021.

TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

/s/ Thomas M. DeLonge
By	Thomas M. DeLonge, Chief Executive Officer